UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2012

Commission File Number: 001-34423

CDC Software Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9 No. 5 Science Park West Avenue Hong Kong Science Park Shatin, New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NASDAQ Delisting Proceeding Status.

     As previously reported, trading in The NASDAQ Stock Market LLC (“NASDAQ”)
of CDC Software Corporation (the “Company” or “CDC Software”) American
Depositary Shares relating to the Company’s class A ordinary shares (“ADSs”) was suspended effective Monday, December 12, 2011.  As a result, the ADSs have been trading in the over-the-counter market since December 16, 2011 with quotes displayed on the OTC Pink Market under the trading symbol “CDCSY.”

     In response to NASDAQ’s decision to suspend trading and pursue delisting proceeding, the Company had previously requested a hearing before a NASDAQ
Listing Qualifications Panel (the “Panel”), at which it had intended to request termination of the trading suspension and the reinstatement of trading in its
ADSs on NASDAQ.  The hearing is currently scheduled for January 19, 2012.  The
NASDAQ Listing Qualifications Staff (the “Staff”) had previously indicated by letter dated November 17, 2011, that the Staff had determined that the ADSs should be delisted from NASDAQ based upon public interest concerns and given that the Company had not timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was due by June 30, 2011.  There can be no assurance, however, that the Panel will grant the Company’s request for reinstatement of trading and continued listing on NASDAQ particularly in light of the Company’s current inability to file its delinquent Form 20-F.  If NASDAQ ultimately determines to delist the ADSs, an application on Form 25 would be filed by NASDAQ to strike the ADSs from the listing.

Consideration of Alternatives by the Company in Response to Delisting
Proceedings.

     In light of the foregoing, the Company today announced that it is considering what course of action it should take if it appears that its ADSs will be delisted for any reason following the January 19, 2012 Panel hearing and what alternatives it may have to maximize liquidity for a continued market for
CDC Software ADSs in the Pink OTC Market.  The Company has also been considering several ways in which it might reduce the burdens associated with its public reporting status in light of the Form 20-F filing delinquency, the previously reported resignation of its external auditors in November 2011 and the bankruptcy proceedings involving its parent CDC Corporation.

     Upon any delisting, CDC Software would be eligible to voluntarily deregister under Section 12(b) and to suspend its reporting obligations under
Section 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”)
because the Company believes that its ADSs were held of record by fewer than 300 persons on January 1, 2012.  The Company has therefore been considering whether following any NASDAQ delisting, CDC Software should deregister its common stock under the Exchange Act  and become a non-reporting company.  In such event, CDC
Software would file with the SEC a Form 15, Notice of Termination of
Registration and Suspension of Duty to File, to terminate its reporting obligations under the Exchange Act.  If the Company ultimately determines to file a Form 15, the obligation to file reports, and other information under the
Exchange Act, such as Forms 20-F and 6-K due after the date of filing the Form
15 would be suspended.  The deregistration of the ADSs under Section 12(b) of the Exchange Act would become effective 90 days after the date on which a Form
25 is filed by the Company to deregister those securities.  The suspension of the Company’s Section 15(d) obligations would become effective 90 days after filing of a Form 15.

     As of the date hereof, the Company has made no decision to voluntarily delist or deregister under the Exchange Act.  Nevertheless, in light of the foregoing, CDC Software’s Board of Directors has been discussing, among others, the following considerations relating to its status as an Exchange Act reporting company:

• the impact on minority public shareholders of Exchange Act deregistration and the potential availability of a means to provide continued transparency following any deregistration by considering the possible issuance of unaudited quarterly earnings information to help support market liquidity for stockholders in the Pink OTC Market;

• the bankruptcy proceedings involving the Company’s parent CDC Corporation and
CDC Software's interest in having its parent efficiently develop a strategy to emerge from those proceedings as soon as possible, which could involve a number of different alternatives, including asset or stock sales or other extraordinary corporate transactions that may be facilitated more quickly and in a less burdensome or costly manner than they could be conducted while the Company remains registered under the Exchange Act;

• the NASDAQ delisting proceedings and their possible outcomes;

• the resignation of the Company’s external auditors on November 10, 2011;

• the ongoing direct and indirect costs of public company compliance and the impact of the foregoing costs on results of operations, including the significant cost of the Company’s management and staff resources, and external resources, involved in the preparation of the Company’s public reports and compliance with accounting and other requirements of the Exchange Act;

• the availability of different tiers for trading in the over-the-counter market, including a Pink OTC Market tier which requires the Company to provide
“adequate information” to shareholders;

• the limited benefits to CDC Software and its unaffiliated shareholders from its status as a public “reporting company” in light of, among other things, the
NASDAQ trading suspension and the potential for delisting following the January
19, 2012 Panel hearing;

• CDC Software’s belief that the number of holders of record of its ADSs and class A ordinary share was below 300 at January 1, 2012;

• the current low aggregate market capitalization of the ADSs compared to that prevailing prior to the CDC Corporation bankruptcy;

• the fact that the price of the ADSs has been low and the ADSs have had limited liquidity in recent periods; and

• the fact that CDC Software is not currently in a position to use its public company status to raise equity capital in the public market.

     The Company intends to continue to consider its alternatives with respect to the foregoing in conjunction with the January 19, 2012 hearing date and will make a further filing or announcement following the date any decision is made.

Forward-looking Statements.

     This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding:  (i) statements preceded by, followed by or that include the words “may,” “could,” “should,”
“would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,”
“projects,” “outlook,” or similar expressions; (ii) statements relating to any course of action the Company may take and what alternatives it may have to maximize liquidity for a continued market for CDC Software ADSs in the Pink OTC
Market; (iii) the potential benefits of pursuing any of the foregoing alternatives or courses of action; (iv) the Company’s ability to reduce the burdens associated with its public reporting status in light of the Form 20-F filing delinquency, the previously reported resignation of its external auditors in November 2011 and the bankruptcy proceedings involving its parent CDC
Corporation; (v) statements relating to the Company’s consideration of voluntarily deregistering under Section 12(b) and suspending its reporting obligations under Section 15(d) of the Exchange Act, the process related thereto; (vi) matters relating to the pending appeal with NASDAQ and  the timing and results thereof; and (vii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control.  These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances.  If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein.  All forward-looking statements included in this
Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K.  The
Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.     Description

99.1            Press release dated January 12, 2012
                CDC Software Considering Alternatives in Advance of NASDAQ
                Delisting Proceedings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: January 12, 2012	By:	Wong Chung Kiu
	Name:	Wong Chung Kiu
	Title:	Interim Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated January 12, 2012, entitled "CDC Software Considering Alternatives in Advance of NASDAQ Delisting Proceedings"